Exhibit 99.4

THE EXECUTIVE SALARY CONTINUATION PLAN II

FOR

ALCON, INC. AS SUCCESSOR TO

ALCON UNIVERSAL LTD.

AND

AFFILIATED COMPANIES

EFFECTIVE JANUARY 1, 2008

Effective January 1, 2008

EXECUTIVE SALARY CONTINUATION PLAN II

FOR

ALCON, INC. AS SUCCESSOR TO

ALCON UNIVERSAL LTD.

AND

AFFILIATED COMPANIES

EFFECTIVE JANUARY 1, 2008

TABLE OF CONTENTS

THE

EXECUTIVE SALARY CONTINUATION PLAN II

FOR

ALCON, INC. AS SUCCESSOR TO

ALCON UNIVERSAL LTD.

AND

AFFILIATED COMPANIES

EFFECTIVE JANUARY 1, 2008

ARTICLE I: PLAN DESCRIPTION

The Executive Salary Continuation Plan II ("ESCP II") is an unfunded retirement plan with certain death and disability benefits. Participation is limited to key employees ("ESCP II Participants") of Alcon, Inc. as successor to Alcon Universal Ltd. and its operationally related affiliates who adopt the ESCP II and agree to pay the amounts necessary to fulfill its obligation for administrative expenses and benefits under ESCP II.

END OF ARTICLE I

ARTICLE II: DEFINITIONS

For purposes of the ESCP II, the following definitions shall apply unless the context requires otherwise:

2.01   "Affiliate" shall mean all entities that are in the same controlled group as the Company under Code sections 414(b) and (c) with control or ownership being tested using "at least 80%" as the threshold.

2.02   "Alcon Affiliated Company" means any legal entity directly or indirectly owned or controlled by Nestlé S.A. Alcon, Inc. shall be deemed controlled by Nestlé S.A. and all entities directly or indirectly controlled by Alcon, Inc. shall be deemed owned or controlled using an 80% standard shall be considered part of the service recipient under Code section 409A. Notwithstanding the above, Nestlé S.A. shall be in control of the Alcon entities using a 75% control threshold for purposes of identifying Alcon Affiliates, but shall not be deemed to be an Affiliate or part of the controlled group of Alcon, Inc. for purposes of section 409A of the Code.

2.03   "Applicable Penalty Percentage" means the percentage by which an ESCP II Participant's Normal Retirement Benefit will be reduced based upon the ESCP II Participant's age on the date of Separation from Service as determined pursuant to subparagraph 3.01(b)(ii).

2.04   "Arrangement" shall mean the individual agreement between the Company and the Participant under the Plan.

2.05   "Averaged Annual Base Salary'' means one-third (1/3) of the ESCP II Participant's aggregate annual base salary in effect the year of such ESCP II Participant's separation from service and for the two (2) years preceding such ESCP II Participant's Separation from Service.

2.06　"ESCP II Committee" means the officers of Alcon, Inc. as successor to Alcon Universal Ltd. who have been delegated authority by the Board of Directors of Alcon, Inc. as successor to Alcon Universal Ltd. to administer this ESCP II.

2.07　"Company" means Alcon, Inc. and any successor thereto.

2.08　"Designated Beneficiary" shall mean the person designated by the ESCP II Participant to receive his/her benefit upon the ESCP II Participant's death under this Agreement and the Plan on the form specified by the Company. In the event the ESCP II Participant does not complete a beneficiary designation form, it shall mean the ESCP II Participant's surviving spouse, if the ESCP II Participant is married. In the event no beneficiary is designated on the specified form and the ESCP II Participant is not married on the date of his/her death, the ESCP II Participant's benefit shall be paid to the ESCP II Participant's Estate and it shall be the Designated Beneficiary.

2.09　"Disability" shall mean the ESCP II Participant shall be deemed to have become Disabled for purposes of paragraph I, if the ESCP II Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or if the ESCP II Participant is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the ESCP II Participant's employer; or an ESCP II Participant will be deemed disabled if the ESCP II Participant is determined to be totally disabled by the Social Security Administration or Railroad Retirement Board. An ESCP II Participant may be determined to be disabled by a disability insurance program, provided the definition of disability used by such disability insurance program complies with Treasury Regulation § 1.409A-3(i)(4). This definition shall exclude:

> (a)　any condition incurred as a result of or incidental to a criminal act perpetrated by the ESCP II Participant; and

(b)   any condition resulting from excessive use of drugs or narcotics or from willful, self-inflicted injury; provided, however, that a condition shall constitute a Disability only if the ESCP II Participant incurs such condition prior to the termination of his/her employment with all Alcon Affiliated Companies.

2.10   "Domestic Relations Order" shall mean any judgment, decree, or order (including approval of a property settlement agreement) which (i) relates to the provision of child support, alimony payments, or marital property rights to a spouse, former spouse, child or other dependent of a ESCP II Participant, and (2) is made pursuant to a State domestic relations law (including a community property law).

2.11   "Early Retirement Age" means age fifty-five (55).

2.12   "Eligible Employee" means an individual employed by an Alcon Affiliated Company who is determined by the ESCP II Committee to be a key employee based upon grade level, job duties, and/or job performance and who is not a participant in the Alcon Pharmaceuticals Ltd. International Umbrella Plan or any other retirement plan sponsored by an Alcon Affiliated Company determined by ESCP II Committee to be similar to or the equivalent of the ESCP II.

2.13   "ESCP II Benefit(s)" means the Normal Retirement Benefit or Reduced Normal Retirement due an ESCP II Participant, Surviving Spouse, as a result of termination of employment of an ESCP II Participant with a Vested Percentage, an ESCP II Participant's Disability while employed by an Alcon Affiliated Company or an ESCP II Participant's death.

2.14   "ESCP II Participant" means an Eligible Employee who has been designated as an ESCP II Participant in ESCP II by the ESCP II Committee in its sole and absolute discretion.

2.15   "Normal Retirement Age" means age sixty-two (62).

2.16   "Normal Retirement Benefit" means an amount equal to the Vested Percentage times the ESCP II Participant's Averaged Annual Base Salary.

2.17   "NQDC Plan" shall mean any agreement, method or arrangement, including one of the above that applies to one person or individual. An agreement, method or arrangement may be a plan for this purpose even if it is not an employee benefit plan under section 3(3) of the Employee Retirement Income Security Act of 1974, as amended. A NQDC Plan includes all arrangements that are recognized in the final regulations issued under Code section 409A as a separate category or type of plan that must be aggregated as a separate type of NQDC Plan under Treasury Regulation § 1.409A-1(c) and any successor thereto.

2.18   "Reduced Normal Retirement Benefit" means the Normal Retirement Benefit reduced by the Applicable Penalty Percentage as determined pursuant to subparagraph 3.01(b) with the resulting amount multiplied times the Vested Percentage.

2.19   "Separation from Service" shall mean for:

(a)   an ESCP II Participant acting as an independent contractor with respect to the Company the date upon which the ESCP II Participant's contract under which the ESCP II Participant provides services to the Company expires (or if there is more than one contract, the date when all of ESCP II Participant's contracts with the Company expire) provided such expiration of the Contract(s) is a good fact and complete termination of the contractual relationship. An expiration is not a good faith Separation from Service if the Company anticipates renewal of the relationship or contract or the independent contractor becomes an employee. Renewal is anticipated if, neither the Company, nor the ESCP II Participant, has eliminated the ESCP II Participant as a potential service provider to the Company. The ESCP II Participant will be considered to be intended to contract with the Company again if the Company's contracting is conditioned only on incurring a need for the services or the availability of funds or both. Furthermore, a ESCP II Participant who was an independent contractor with respect to the Company shall not be deemed to have Separated from Service until the later of the date that is twelve (12) months and one (1) day after the date the ESCP II Participant's last contract with the Company expired and provided that no amount will be payable to the ESCP II Participant if during such period the ESCP II Participant provided services to the Company as an independent contractor or an employee. Treasury Regulation § 1.409A-1(h)(2).

(b)   a ESCP II Participant who is an employee of the Company shall be Separated from Service with the Company if the Participant dies, retires or otherwise terminates employment with the Company. Notwithstanding the above, a ESCP II Participant is considered to be continuing to be an employee while the Participant is on military leave, sick leave or another bona fide leave of absence if the duration of such leave does not exceed six (6) months, or if longer, the duration of the leave continues as long as the individual's rights to reemployment with the Company is provided either by statute or contract. A leave of absence is bona fide only if there is a reasonable expectation that the ESCP II Participant will return to perform services for the Company. If the leave exceeds six (6) months and the ESCP II Participant does not retain reemployment rights under a contract or a statute, the employment relationship is deemed to terminate on the first date after such six (6) month period. Notwithstanding the above, where a leave of absence is due to a medically determinable physical or mental impairment that can be expected to result in death or last for a continuous period of not less than six (6) months, and causes the ESCP II Participant to be unable to perform the duties of his position or a substantially similar position, the leave duration may be expanded to twenty-nine (29) months instead of six (6) months. The termination of a ESCP II Participant's employment and Separation from Service is determined by the Company based upon the facts and circumstances.

If a Participant continues to be employed (whether as an employee or independent contractor), but the Company and the Participant reasonably anticipated (1) the Participant would not provide further services after a certain date, or (2) that the level of bona fide service provided to the Company would permanently decrease to below 50% of the average level of bona fide services performed over the immediately preceding 36 months (whether as an employee or independent contractor) (or over the full period if the Participant had not completed 36 months of service), the Participant will be treated as Separated from Service. For this purpose, services will be at an annual rate that is less than 50 percent of the services rendered on the average (whether as an employee or independent contractor), during the immediately preceding 36 months of employment (or, if employed a lesser period, for such lesser period) and the annual remuneration for such services is less than 50 percent of the average annual remuneration earned by the ESCP II Participant during the most recent 36 months of employment (or, if employed for a lesser period, such lesser period).

If the ESCP II Participant was an employee and continues to provide services after termination of employment as an independent contractor, a Separation from Service will not be deemed to occur if the ESCP II Participant provides services at an annual rate that is 50 percent or more of the services rendered on the average during the immediately preceding 36 months of employment (or, if employed for a lesser period, over such lesser period) and the annual compensation for such services is 50 percent or more of the annual compensation earned during the most recent 36 months of employment (or, if employed for a lesser period, such lesser period). Treasury Regulation § 1.409A-1(h)(1).

For purposes of determining whether a Separation from Service has occurred, the Participant's services with the Company and all entities that would constitute Affiliates, if a 50% ownership or control test were substituted for an 80% test, shall be considered in making such determination.

2.20   "Service Recipient" shall mean Alcon, Inc.

2.21   "Similar Arrangements" shall mean such other arrangements providing nonqualified deferred compensation subject to Code section 409A which, in the event of a violation of such section's requirements, would be aggregated as a single type of plan as defined in Treasury Regulation § 1.409A-1(c).

2.22   "Specified Employee" shall mean one of the persons determined to be a specified employee for the period during which the relevant Separation from Service occurs in accordance with the Policy Regarding Determination of Specified Employees for Nonqualified Deferred Compensation Plans of Alcon Holdings, Inc.

2.23   "Surviving Spouse" shall mean -

(a)   in the case of an ESCP II Participant who dies while employed by an Alcon Affiliated Company and prior to commencement of an ESCP II Benefit, an individual who was the spouse of such ESCP II Participant at the time of his/her death;

(b)   in the case of an ESCP II Participant who is no longer employed by an Alcon Affiliated Company but has a vested ESCP II Benefit that has not yet commenced, an individual who was the spouse of such ESCP II Participant both at the time of such ESCP II Participant's termination of employment with the Alcon Affiliated Company and at the time of death; or

(c)   in the case of an ESCP II Participant whose ESCP II Benefit has commenced or who is receiving Disability benefits, an individual who was the spouse of the ESCP II Participant both at the time such ESCP II Participant's ESCP II Benefit or Disability benefit commenced, and at the time of the ESCP II Participant's death.

2.24   "Vested Percentage" means the percentage of an ESCP II Participant's Averaged Annual Base Salary that is vested pursuant to Article IV. The Vested Percentage shall never exceed sixty percent (60%).

2.25   "Year of Service" means the following:

(a)   the calendar year of entry into ESCP II,

(b)   each calendar year of participation in ESCP II subsequent to such calendar year of entry, including any periods of Disability,

(c)   the calendar year of termination (Separation from Service), retirement, or death (collectively, the "events") if the first of the events occurs on or after July 1 of such calendar year; if the first of the events occurs on or before June 30 of such calendar year, then the year shall not constitute a "Year of Service," and

(d)   one (1) year for every five (5) Years of Service with any Alcon Affiliated Company and/or any entity (incorporated or unincorporated) acquired by an Alcon Affiliated Company. Years of Service shall be counted from the first day of employment to the day before the first date of participation in ESCP II or any predecessor plan. Notwithstanding the foregoing, ESCP II Participants who have at least five (5) full years of employment with an Alcon Affiliated Company before the first date of participation in ESCP II or any predecessor plan, shall have years of service counted from the first day of such employment through the first year of participation in ESCP II.

END OF ARTICLE II

ARTICLE III: ESCP II BENEFITS

3.01   Benefits.

(a)   Normal Retirement Benefit. ESCP II provides a Normal Retirement Benefit to each ESCP II Participant who Separates from Service or dies at or after attaining Normal Retirement Age provided such ESCP II Participant has a Vested Percentage. The Normal Retirement Benefit Amount is determined by multiplying the ESCP II Participant's Averaged Annual Base Salary times the ESCP II Participant's Vested Percentage.

(b)   Reduced Normal Retirement Benefit. ESCP II provides a Reduced Normal Retirement Benefit to each ESCP II Participant who Separates from Service or dies with a Vested Percentage prior to having attained Normal Retirement Age. The Reduced Normal Retirement Benefit is not payable to an ESCP II Participant prior to the date of attaining Early Retirement Age. However, a Surviving Spouse's ESCP II Benefit shall begin as soon as administratively practicable after the ESCP II Participant's death.

(i)   Calculation of Reduced Normal Retirement Benefit. The Reduced Normal Retirement Benefit is calculated by reducing the ESCP II Participant's Averaged Annual Base Salary by the Applicable Penalty Percentage set forth below in subparagraph 3.0l(b)(ii), then multiplying such reduced Averaged Annual Base Salary by the ESCP II Participant's Vested Percentage.

(ii)   Applicable Penalty Percentage. The Applicable Penalty Percentage is as follows:

AGE AT SEPARATION FROM SERVICE	APPLICABLE PENALTY
61	4%
60	8%
59	12%
58	16%

57	20%
56	25%
55 or less	30%

(c)   Death Benefits. The Surviving Spouse of an ESCP II Participant with a vested ESCP II Benefit shall receive a semi-monthly benefit equal to fifty percent (50%) of the ESCP II Participant's semi-monthly ESCP II Benefit payment until the Surviving Spouse's death. Vesting for a deceased ESCP II Participant shall be determined pursuant to paragraph 4.02. The amount of the deceased ESCP II Participant's benefit shall be determined pursuant to Article III.

(d)   Disability Benefits

(i)   ESCP II Participant Approved for Long Term Disability. If an ESCP II Participant suffers a Disability and is approved for Long-Term Disability ("LTD") coverage by the LTD insurance carrier of any Alcon Affiliated Company (or LTD is approved by another LTD carrier which is concurred in by the ESCP II Committee), ESCP II Benefits shall begin when (aa) the ESCP II Participant attains Normal Retirement Age, or (bb) the first day of the month following the date on which LTD benefits cease. An ESCP II Participant still receiving LTD benefits at Normal Retirement Age shall begin ESCP II Benefits but such benefit payments shall be reduced by the amount of any LTD benefit paid for the same month. Such reduction shall be on a dollar for dollar basis**.** ESCP II Benefits paid before Normal Retirement Age shall be subject to the Applicable Penalty Percentage described in subparagraph 3.01(b)(ii).

(ii)   ESCP II Participant No Longer Disabled. Notwithstanding the foregoing provisions of this paragraph, if the ESCP II Participant, subsequent to approval for LTD coverage, is medically certified as no longer disabled and chooses not to resume employment with an Alcon Affiliated Company, the provisions of paragraphs 2.15 and 4.02 in their entirety shall cease to apply to the ESCP II Participant and all Disability

Benefits shall cease effective as of the first day of the month following the determination the ESCP II Participant is no longer Disabled.

3.02   Cost of Living Adjustment. All ESCP II Benefit payments shall be increased by a Cost of Living Adjustment as follows:

(a)   Each January 1, the ESCP II Benefit shall be increased by an annual percentage adjustment equal to the greater of (i) one and one-half percent (1.5%) or (ii) any cost-of-living adjustment taking effect on or immediately prior to such January 1 under Section 215(i) of the United States Social Security Act (relating to a cost-of-living increase) for benefits under Title II of such Act (relating to Federal old-age, survivors, and disability insurance benefits). The percentage adjustment shall be compounded annually. Any applicable percentage adjustment shall commence not earlier than the January payment immediately following the commencement of ESCP II Benefits.

(b)   Notwithstanding the provisions of the foregoing subparagraph 3.02(a), in the event that other than an annual percentage becomes applicable for purposes of Section 215(i) of the Social Security Act or the cost-of-living adjustment becomes effective on a date other than January 1, the annual percentage adjustment for ESCP II Benefit payment purposes shall be redetermined and applied as of the date the adjustment becomes effective for benefits under Title XI of the Social Security Act. If more than one rate is applicable for a calendar year, the rates should be combined or averaged, as the case may be, so that compounding occurs not more than annually. However, the annual percentage adjustment may never be less than one and one-half percent (1.5%).

3.03   Payment of Benefit. ESCP II Benefits shall be paid to the ESCP II Participant who is not a Specified Employee each year in equal semi-monthly installments until and including the month in which such ESCP II Participant shall die. Such installments shall commence not later than the first day of the second month after such ESCP II Participant's Separation from Service.

Notwithstanding the above, for any ESCP II Participant who is a Specified Employee for the year no payment shall be made from this Plan for six months after such ESCP II Participant Separates from Service. The first payment shall be made to such ESCP II Participant who is a Specified Employee shall be made on the second day following the expiration of six months following such individual's Separation from Service and such first payment shall equal six monthly payments of ESCP II Benefits and thereafter the payments shall be made as otherwise provided herein on a monthly basis.

Notwithstanding the foregoing, if the ESCP II Participant terminates employment and Separation from Service prior to attaining Early Retirement Age, ESCP II Benefit payments shall commence the first day of the second month following ESCP II Participant's attainment of Early Retirement Age after Separating from Service, if such ESCP II Participant is not a Specified Employee. Notwithstanding the above, for any ESCP II Participant who is a Specified Employee for the year, no payment shall be made from the Plan for six months and two days after such ESCP II Participant Separates from Service prior to attaining Early Retirement Age. The first payment shall be made to such ESCP II Participant who is a Specified Employee on the second day following the expiration of six months following such individual's Separation from Service and such first payment shall equal six monthly payments of ESCP II Benefits and thereafter the payments shall be made as otherwise provided herein on a monthly basis.

Payments to the Surviving Spouse shall begin as soon as administratively practicable. The first payment to the Surviving Spouse shall include all previous amounts due beginning as of the first day of the month immediately following ESCP II Participant's death.

END OF ARTICLE III

ARTICLE IV: VESTING

4.01   Vested Percentage. An ESCP II Participant is entitled to a vested (nonforfeitable) percentage of Averaged Annual Base Salary pursuant to the following schedule:

YEARS OF SERVICE	VESTED PERCENTAGE
Less than 10	0%
10	30%
11	33%
12	36%
13	39%
14	42%
15	45%
16	48%
17	51%
18	54%
19	57%
20	60%

The Vested Percentage shall never exceed sixty percent (60%).

4.02   Years of Service and Minimum Vested Percentage Due to ESCP II Participant's Death or Disability. For purposes of determining the Vested Percentage of ESCP II Participants who die or become Disabled while employed by an Alcon Affiliated Company, such ESCP II Participant shall retain his/her accrued Years of Service in ESCP II but shall be deemed to have not less than ten (10) Years of Service.

END OF ARTICLE IV

ARTICLE V: OWNERSHIP CHANGE BENEFITS

5.01   Vesting on Change of Ownership.

(a)   Vested Percentage. An ESCP II Participant who is employed by an Alcon Affiliated Company on the date that Nestlé S.A. ceases to hold direct or indirect Majority Ownership of the Alcon Affiliated Company by which such ESCP II Participant is employed shall retain his/her accrued Years of Service in ESCP II for the purposes of this paragraph 5.01, but shall be deemed to have a minimum Vested Percentage of thirty percent (30%).

(b)   "Majority Ownership" as used in this paragraph 5.01 means more than fifty percent (50%) direct or indirect ownership (i) of the outstanding shares of each class of stock of any Alcon Affiliated Company and/or (ii) of the assets of any Alcon Affiliated Company by Nestlé S.A.

(c)   Benefit. Should Nestlé S.A. cease to hold Majority Ownership of the an Alcon Affiliated Company by which an ESCP II Participant is employed, such ESCP II Participant shall be paid an annual benefit equal to the Vested Percentage as determined under subparagraphs 5.01(a) or (b) of such ESCP II Participant's Averaged Annual Base Salary, for the ESCP II Participant's lifetime, and a fifty percent (50%) ESCP II Benefit shall be paid to the affected ESCP II Participant's Surviving Spouse upon the ESCP II Participant's death. Further, the benefit (i) shall be increased in the manner described in paragraph 3.02 above, (ii) shall not be subject to the Applicable Percentage Penalty reduction described in subparagraph 3.01(b) above, and (iii) shall commence to be paid on the date that is the first day of the second month following the cessation of Majority Ownership. for all ESCP II Participants who are not Specified Employees, and for persons designated as Specified Employees for that year. Such person's ESCP II Benefit shall commence on the date that is the first day of the second month following the cessation of Majority Ownership and shall be paid on such day as a payment on a specified date under section 409A of the Code. The provisions of this Article V supersede all other provisions of the ESCP II regarding benefit calculation and payment; however, this Article V does not affect ESCP II Benefits of ESCP II Participants or Surviving Spouses being paid or pending ESCP II Benefits of ESCP II Participants who Separated from Service prior to Early Retirement Age at the time Nestlé S.A. ceases to hold Majority Ownership of the Alcon Affiliated Company.

END OF ARTICLE V

ARTICLE VI: LIMITATIONS AND FORFEITURES

6.01   Limitations and Forfeiture of Right to Benefits.

(a)   If a non-vested ESCP II Participant is Separated from Service voluntarily or involuntarily, such ESCP II Participant forfeits all rights to the benefits provided by ESCP II.

(b)   If an ESCP II Participant has chosen to participate in the Alcon Pharmaceuticals Ltd. International Umbrella Plan or any other retirement plan sponsored by an Alcon Affiliated Company determined by the ESCP II Committee to be similar to or the equivalent of ESCP II, such ESCP II Participant forfeits all rights to the benefits provided by ESCP II.

(c)   If a vested ESCP II Participant's employment is terminated voluntarily or involuntarily by retirement or otherwise, such ESCP II Participant must agree not to compete in the same or substantially similar businesses as those in which Alcon and its Alcon Affiliated Companies are engaged at the time of termination of employment for a period of five (5) years or the ESCP II Participant will forfeit all ESCP II Benefits. The determination of whether a terminated ESCP II Participant's post-termination activities are competitive within the meaning of this Article VI shall be made by the ESCP II Committee.

(d)   If an ESCP II Participant who has a Vested Percentage is terminated voluntarily or involuntarily from employment with any Alcon Affiliated Company for reason of activity or conduct which results in felony conviction under the law of any jurisdiction, such ESCP II Participant shall forfeit all right to benefits under the ESCP II at the discretion of the ESCP II Committee.

END OF ARTICLE VI

ARTICLE VII: AUTHORITY TO ADMINISTER

7.01   The Board of Directors of Alcon, Inc. as successor to Alcon Universal Ltd. shall have the right, at any time, to amend or terminate the ESCP II, except that it may not terminate a vested benefit hereunder except as provided in Article VI.

7.02   Neither the ESCP II Committee nor any members of the Board of Directors of any Alcon Affiliated Company shall be liable to any person for any action taken or omitted in connection with the administration or interpretation of the ESCP II.

7.03   Subject to the limitations herein set forth, the ESCP II Committee shall establish from time to time the rules or regulations for the administration of the ESCP II and the transaction of its business, provided that no such rule or regulation shall be contrary to the specific provisions of the ESCP II. The ESCP II Committee has full discretion to interpret the ESCP II to determine whether a claimant is eligible for benefits; to decide the amount, form, and timing of benefits; and to resolve any other matter under the ESCP II which is raised by a claimant or identified by the ESCP II Committee. All questions arising from or in connection with the provisions of the ESCP II and its administration shall be determined by the ESCP II Committee, and any determination so made shall be conclusive and binding upon all persons affected thereby.

(a)   Claims under the ESCP II by an ESCP II Participant or anyone claiming through an ESCP II Participant shall be presented to the ESCP II Committee, which shall either arrange for payment of the claim or otherwise dispose of it. Adequate notice shall be provided in writing to any person whose claim has been denied, setting forth the specific reasons for such denial.

(b)   Any person whose claim for benefits has been denied may, within sixty (60) days after receipt of notice of denial, submit a written request for review of the decision denying the claim. In such case, the ESCP II Committee shall make a full and fair review of such decision within sixty (60) days after receipt of a request for review and notify the claimant in writing of the review decision, specifying the reasons for such decision.

7.04   Communications to the ESCP II Committee shall be addressed to the Chairman of the ESCP II Committee, Bösch 69, P.O. Box 62, CH-6331, Hűnenberg, Switzerland. The Secretary of the ESCP II Committee is hereby designated as agent for service of legal process with respect to any claims arising under the ESCP II.

END OF ARTICLE VII

ARTICLE VIII: MISCELLANEOUS

8.01   The ESCP II Participant's ESCP II Benefit granted hereunder or any interest therein are not transferable or assignable and shall not be subject to alienation, encumbrance, garnishment, attachment, execution, or levy of any kind, voluntary or involuntary, except when, where, and if compelled by any applicable law.

8.02   As used in this ESCP II, reference to any gender shall include the masculine and feminine genders, and the number of all words shall include the singular or plural, as appropriate.

8.03   The amount payable to an ESCP II Participant hereunder at any time is an unsecured and unfunded obligation of Alcon and/or any Alcon Affiliated Company.

8.04   The obligations of Alcon and/or any Alcon Affiliated Company under the ESCP II shall be binding upon its successors and assigns.

8.05   In the event that any provision of the ESCP II is determined by any judicial, quasi-judicial, or administrative body to be invalid or unenforceable for any reason, all other provisions of the ESCP II shall remain in full force and effect as if such provision had never been a part of the ESCP II.

8.06   Nothing herein shall be construed as an offer or commitment by Alcon and/or any Alcon Affiliated Company to continue any ESCP II Participant's employment for any period of time.

8.07   Amounts paid to an ESCP II Participant or his/her designated Surviving Spouse under the ESCP II shall be net of any taxes or other amounts required to be withheld by the payor under any applicable law, rule, or regulation.

8.08   This writing constitutes the final and complete embodiment of the terms of the ESCP II, and all prior or earlier dated documents and communications, oral or written, concerning ESCP II are hereby renounced, revoked, and superseded.

8.09.   Permitted Payment Delays

(a)   Amounts to be paid as described in Section 3.03 may be deferred beyond their established payment date where the Company reasonably anticipates that the making of the payment will violate Federal securities laws or other applicable laws; provided that the Company makes the payment at the earliest date at which the Company reasonably anticipates that making such payment will not cause such violation. Treasury Regulation § 1.409A-2(b)(7)(ii).

(b)   Amounts to be paid as described in Section 3.03 may be deferred beyond their established payment date where the Company reasonably anticipates that the Company's federal income tax deduction with respect to such payment otherwise would be limited or eliminated by application of section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), provided the payment will be paid either during the Participant's first taxable year in which the Company reasonably anticipates, or should reasonably anticipate that if the payment is made in that year, the deduction of such payment will not be barred by application of Code section 162(m), or during the period beginning with the date the Participant Separates from Service and ending on the later of the last day of the taxable year of the participant in which the Participant Separated from Service on the 15th day of the third month following the Participant's Separation from Service, and provided further that if there was any scheduled payment to the Participant in a Participant's taxable year is delayed due to deductibility under Code section 162(m), the delay in payment will constitute a subsequent deferral unless all scheduled payments to such Participant that could be delayed under this section are also delayed. Treasury Regulation § 1.409A-2(b)(7)(i).

(c)   The payment may be delayed if the making of the payment of the date specified under the Plan would jeopardize the ability of the service recipient to continue as a going concern and the payment will be treated as made on the date specified provided it is made during the first taxable year of the service provider in which making the payment would not have such effect. Treasury Regulation § 1.409A-3(d).

8.10   <u>Accelerations of Benefits</u>. No benefit payment time or schedule under this Agreement shall be accelerated. No service provider shall have a direct or indirect election or any discretion regarding whether the service recipient exercises its discretion to accelerate a payment. The following are the only permitted payment accelerations:

(a)   Domestic Relations Orders. The time or schedule of payments under this Agreement may be accelerated for a payment to an individual other than the Participant to the extent necessary to fulfill a domestic relations order. Treasury Regulation § 1.409A-3(j)(4)(ii).

(b)   <u>Limited Cashouts</u>. A Participant's benefit automatically shall be paid in a lump sum (1) the Participant's entire interest under this Agreement and under all Similar Arrangements that would constitute a nonqualified deferred compensation plan under Treasury Regulation § 1.409A-1(c)(2) are paid, (2) the payment is not greater than the dollar limit on elective deferrals in Code section 402(g)(1)(B), (3) the Participant is provided no election with respect to receipt of the lump sum payment, and (4) the Company documents in writing its exercise of discretion with respect to this payment on or before the date such payment is made. Such payment shall comply with Treasury Regulation § 1.409A-3(j)(4)(v).

(c)   <u>Employment Tax Payment</u>. The time or schedule of payments may be accelerated to the extent necessary to pay the Federal Insurance Contributions Act (FICA) tax imposed under Code sections 3101, 3121(a) and 3121(v)(2), where applicable, on compensation deferred under this Agreement or the Railroad Retirement Act tax under Code section 3201 (the "FICA Amount"). The time or schedule of payments may be accelerated to pay the federal income tax withholding at the source on wages imposed by Code section 3401 or the corresponding withholding provisions of applicable state, local or foreign tax laws as a result of the payment of the FICA Amount and to pay the additional income tax on wages attributing to the pyramiding of Code section 3401 wages and taxes related to the payment of the FICA Amount. However, the total payment under this Section 8.10 shall not exceed the aggregate of the FICA Amount and the income tax withholding related to such FICA Amount. Treasury Regulation § 1.409A-3(j)(4)(vi).

(d)   409A Failure Income Inclusion. The time or schedule of payments may be accelerated to provide a payment to the Participant when the arrangement fails to comply with the requirements of Code section 409A and the guidance thereunder; provided such payment shall be limited to the amount the Participant is required to include in his/her income as a result of such failure to comply with Code section 409A and the final regulations thereunder. Treasury Regulation § 1.409A-3(j)(4)(vii).

(e)   Cancellation of Deferrals Following an Unforeseeable Emergency or Hardship Distribution. The Participant may cancel his/her deferral election due to an unforeseen emergency or the Participant taking a hardship withdrawal from the 401(k) plan in which he/she participates pursuant to Treasury Regulation § l.401(k)-1(d)(3); provided the deferral election under this Agreement is cancelled and not postponed or otherwise delayed, and any later deferral election shall be subject to the regulations governing initial deferral elections under Code section 409A and Treasury Regulation § 1.409A-2(a). Treasury Regulation § 1.409A-3(j)(4)(viii).

(f)   Conflicts of Interest. Payment time or schedule may be accelerated under the Plan to the extent necessary for any Federal officer or employee in the executive branch to comply with any ethics agreement with the Federal government. Treasury Regulation § 1.409A-3(j)(4)(iii)(A).

The time or schedule of payments under the Plan for a payment under the Plan may be accelerated and paid to the extent reasonably necessary to avoid violation of an applicable Federal, state, local or foreign ethics law or conflicts of interest law. A payment is reasonably necessary to avoid violation of such laws if it is necessary as part of a course of action that results in compliance with such laws and such laws would be violated under such course of action.

(g)   Termination of Arrangement. This Agreement and the arrangement of which it is part may be terminated with respect to this Participant if either 1, 2, or 3 below is satisfied:

(1)   The Company in its sole discretion and pursuant to the terms of this Plan decides to terminate this NQDC Plan within twelve (12) months of a corporate dissolution taxed under Code section 331, or with the approval of the bankruptcy court pursuant to 11 U.S.C. 503(b)(1)(A); provided that the amounts deferred under the NQDC Plan for the Participants are included in the Participants' gross income by the latest of (or if earlier, the taxable year in which the amount is actually or constructively received):

(a)   the calendar year in which the NQDC Plan termination and liquidation occurred;

(b)   the first calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or

(c)   the first calendar year in which the payment is administratively practicable. Treasury Regulation § 1.409A-3(j)(4)(viv)(A).

(2)   The Company may, in its sole discretion, pursuant to an irrevocable action taken by the Company within the thirty (30) days preceding or the twelve (12) months following a Change in Control (as such phrase is defined in Treasury Regulation § 1.409A-3(i)(5)) terminate and liquidate the NQDC Plan provided this shall only apply to a payment under the Plan if all agreements, programs and other arrangements sponsored by the service recipient immediately after the change in control

event that are treated as deferred under a single plan under Treasury Regulation § 1.409A-1(c)(2) are terminated and liquidated with respect to each participant that experienced the change in control event so that under the terms of the termination and liquidation all such participants are required to receive all amounts of deferred compensation under the aggregated terminated agreements, programs and other arrangements within twelve (12) months of the date the Company irrevocably took all necessary action to terminate and liquidate such arrangements pursuant to Treasury Regulation § 1.409A-3(j)(4)(ix)(B). The Company who may take such actions to terminate such NQDC Plans under this Section 8.10(g)(2) must be the Company that is primarily liable immediately after the change in control transaction for payment of the deferred compensation under this Plan.

3.   The Company may, in its sole discretion, pursuant to the terms of this Agreement and the Plan, terminate the Arrangement provided:

(a)   The termination and liquidation of the Plan is not proximate to a downturn in the financial health of the service recipient or Company;

(b)   All Plans or Arrangements sponsored by the Company or its Affiliates that would be aggregated with any terminated Arrangement as a NQDC Plan under Treasury Regulation § 1.409A-1(c)(2), if the Participant participated in and had deferrals under all Arrangements, are terminated and liquidated;

(c)   No payments in liquidation of the Plan, other than payments payable under the terms of the Arrangement if the termination had not occurred, are made within twelve (12) months of the date on which the Company takes all necessary action to irrevocably terminate and liquidate the Plan;

(d)   All payments are made within twenty-four (24) months of the date the Company took all action to irrevocably terminate and liquidate the Arrangement; and

(e)   The Company does not adopt a new Arrangement that would be aggregated with any terminated Arrangement as a NQDC Plan under Treasury Regulation § 1.409A-1(c) if the Participant participated in both Arrangements at any time within three (3) years immediately following the date the service recipient took all actions necessary to irrevocably terminate and liquidate the Plan under Treasury Regulation § 1.409A-3(j)(4)(ix)(C).

(h)   Cancellation of Deferral Elections Due to Disability. The Participant's deferral election may be canceled provided the cancellation occurs by the later of the end of the taxable year of the Participant or the 15th day of the third month following the date the Participant suffered a Disability. Such Disability for the purposes of a deferral election cancellation shall be deemed to exist if the Participant suffers a physical or mental impairment that results in the Participant being unable to perform the duties of his or her position or any substantially similar position where the impairment is expected to (1) last for a continuous period of not less than six months, or (2) to result in death. Treasury Regulation § 1.409A-3(j)(xii).

(i)   Certain Offsets. The time or schedule of payments may be accelerated under the NQDC Plan to satisfy the debt a Participant owes to the Company, where such debt was incurred in the ordinary course of the service relationship between the parties, the entire amount of the reduction in any of the Participant's taxable years does not exceed $5,000, and the reduction is made at the same time and in the same amount as the debt otherwise would have been due and collected from the Participant. Treasury Regulation § 1.409A-3(j)(4)(xiii).

(j)   Bona Fide Disputes as to a Right to a Payment. If the Company and the Participant have an arm's-length bona fide dispute as to the Participant's right to a deferred amount, the Plan may accelerate the time or schedule of payments or the

Plan may make a payment as part of the settlement of such dispute. However, there shall not be any discretion with respect to accelerating any time or schedule of payment other than for purposes of settling an arm's-length dispute as to the Participant's right to a payment. Only payments for which there is a substantial reduction (25 percent or more) in the amount payable shall be deemed to be eligible to be treated as payments under this Section 8.10(j). Treasury Regulation § 1.409A-3(j)(4)(xiv).

(k)   Payment of State, Local or Foreign Taxes. The Plan may accelerate the time and form of payment to reflect the Plan's payment of state, local or foreign taxes arising out of the Participant's participation in the Plan, to reflect such tax payments related to amounts deferred under the Plan before such amounts are paid or made available to the Participant. Such accelerated payments may be made by payment of the withholding taxes on behalf of the Participants in accordance with applicable state, local or foreign laws, including federal income tax withholdings. However, the total payments accelerated under this Section 8.10(k) must not exceed the sum of the state, local and foreign tax amounts and the income tax withholding related to such amounts. Treasury Regulation § 1.409A-3(j)(4)(xi).

8.11.   Application and Effective Date. The provisions of this amended and restated plan applies to all amounts deferred hereunder regardless of the date deferred, and shall be effective as of January 1, 2008.

8.12   Company's Right to Unilaterally Amend. The Participant hereby consents and grants the Company the authority to unilaterally amend this Agreement to the extent necessary to bring this Agreement in compliance with the requirements of Code section 409A and the guidance issued thereunder.

8.13   No Subsequent Elections Permitted.   This Program does not permit the Participants to make any election with respect to the time, schedule or form of the payment hereunder.

8.14   Ambiguity Construction. The Committee shall construe any ambiguity hereunder in such a manner that the Program's document and operations shall comply with Code section 409A and the final regulations issued thereunder.

8.15   Prohibition on Accelerations and Changes in Time and Form of Payment. No payment of any amount due under this Program shall be accelerated unless such acceleration is provide for in Treas. Reg. section 1.409A-3(j). No payment of any amount due hereunder shall be delayed beyond the time specified for payment herein except to the extent such delay is one of the delays for which the payment is treated as made upon the date specified in the plan under Treas. Reg. section 1.409A-3(d), if the payment is a disputed payment under Treas. Reg. section 1.409A-3(g), or if the payment was delayed pursuant to Treas. Reg. section 1.409A-2(b)(7). This Program shall not permit any subsequent changes in the time or form of payment or subsequent elections (as such phrase is defined in Treas. Reg. section 1.409A-2(b)) which would defer the payment of amounts specified to be paid hereunder.

8.16   Good Faith Compliance. This amended and restated Plan shall be effective as of January 1, 2008. This Plan was operated in good faith compliance with the requirements of section 409A of the Code, Notice 2005-1, and Proposed Treasury Regulation sections 1.409A-1 through 3 and 6 for periods from January 1, 2005 through December 31, 2007. For periods from January 1, 2007 through December 31, 2008, this Plan was operated in good faith compliance with section 409A of the Code, Treasury Regulation sections 1.409A-1 through 3 and 6, and to the extent an issue was not addressed in such authorities, in good faith compliance with Notice 2005-1.

8.17   Election Filing. All elections must be filed with the Committee. An election is deemed filed with the Committee on the business date it is received by the Committee, the date it is postmarked by the U.S. Postal Service as mailed to the Committee via first class U.S. mail, priority mail or express mail and is properly addressed, or the date it is received by an overnight courier service and is properly addressed. Elections must be addressed to the following to be properly addressed:

ESCP II Committee
6201 South Freeway
Fort Worth, Texas 76134

END OF ARTICLE VIII

SIGNATURE AND ATTESTATION

       Effective as of the 1st day of January, 2008.

                                        ALCON, INC. as successor to
                                        ALCON UNIVERSAL LTD.

                                        By:/s/ Joanne Beck
                                            Joanne Beck,
                                            General Manager (Direktor) Joint Signatory

                                        By:/s/ Stefan Basler
                                            Stefan Basler,
                                            Attorney-in-Fact (Prokurist) Joint Signatory

ATTEST:

/s/ Elaine E. Whitbeck
Elaine E. Whitbeck, Sr. Vice President,
Chief Legal Officer, General Counsel
and Corporate Secretary